Exhibit 99.1

NORZINC ANNOUNCES CLOSING OF $8 MILLION ROYALTY SALE

NZC-TSX
NORZF-OTCQB

VANCOUVER, Dec. 23, 2019 /CNW/ - NorZinc Ltd. (TSX: NZC; OTCQB: NORZF) (the "Company" or "NorZinc") the Company is pleased to report the closing of the sale of a 1% net smelter return royalty (the "Royalty") over the Company's Prairie Creek zinc-lead-silver mine in the Northwest Territories to RCF VI CAD LLC ("RCF") for a purchase price of C$8 million.

As announced in the Company's news releases dated September 30, 2019 and November 19, 2019, RCF provided a short-term loan to the Company (the "Loan") of US$6 million, with interest at a rate of 8% per annum payable on maturity. Upon closing of the Royalty, the proceeds from the Royalty were used to repay the Loan, with interest, in full. RCF holds approximately 41% of the issued shares of the Company on a non-diluted basis.

About NorZinc

NorZinc is a TSX-listed mine development company trading under the symbol "NZC". The Company is developing its key project, the 100%-owned high grade zinc-lead-silver Prairie Creek Mine, located in the Northwest Territories. The Company also owns projects in Newfoundland that host several zinc-lead-copper-gold-silver deposits.

SOURCE NorZinc Ltd.

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%CIK: 0000910569

For further information: Don MacDonald, President & CEO, (604) 688-2001, Suite 1710, 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, VP Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, steve.dawson@norzinc.com, E-mail: invest@norzinc.com, Website: www.norzinc.com

CO: NorZinc Ltd.

CNW 15:21e 23-DEC-19